Woofy Inc.

(a Delaware Corporation)

Unaudited Financial Statements

As of December 31, 2022

Financial Statements

Woofy Inc.

Table of Contents

E & J ACCOUNTING, INC.

To the Board of Directors of
WOOFY INC

Management is responsible for the accompanying financial statements of Woofy Inc, which comprise the statement of financial position as of December 31, 2022 and the related statements of activities and statement of cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

New York, New York
March 13, 2023

E & J Accounting, Inc.

WOOFY INC.
Balance Sheet
As of December 31, 2022
(Unaudited)

ASSETS

Current Assets		
Bank Accounts		
Business Checking	$	51,514
Total Bank Accounts		**51,514**
Total Current Assets		**51,514**
Fixed Assets		
Accumulated depreciation		(7,343)
Computer & equipment		7,343
Total Fixed Assets		-
Other Assets		
Web Development Consultants, net of amorization		275,158
Total Other Assets		**275,158**
TOTAL ASSETS	$	**326,672**

LIABILITIES AND EQUITY

Liabilities		
Current Liabilities		
Accounts Payable		
Accounts payable	$	221,076
Credit Cards		43,127
Total Current Liabilities		264,203
Other liabilities		
Deferred revenues		75,378
Accrued interest		162,756
Convertible Notes		1,428,188
Loans payable		125,640
Total Other Liabilities		**1,791,962**
Total Liabilities		2,056,165
Equity		
Additional Paid In Capital		422,864
Common Stock, Class A		8
Common Stock, Class E		90
Retained Earnings		(2,048,003)
SAFES		564,244
Treasury Stock		(17,450)
Net Income		(651,246)
Total Equity		**(1,729,493)**
TOTAL LIABILITIES AND EQUITY	$	**326,672**


WOOFY INC.
Profit and Loss
January - December 2022
(Unaudited)


Income		
Sales of Product Income	$	455,431
Total Income		**455,431**
Gross Profit		**455,431**
Expenses		
Advertising & Marketing		359,021
Bank & merchant charges		17,661
Education		17,187
Legal & Professional Services		138,589
Meals & Entertainment		10,996
Office Supplies & Software		45,835
Officer salary		91,389
Other Business Expenses		11,250
Outside services		78,446
Patent and Trademark Expenses		5,400
Occupancy costs		7,787
Taxes & Licenses		750
Promotion		960
Seminars		2,767
Travel		42,801
Web Development		100,842
Website expenses		2,456
Total Expenses		**934,137**
Net Operating Income		**(478,706)**
Other Income		**4**
Other Expenses		
Amortization		54,113
Interest expense		118,431
Total Other Expenses		**172,544**
Net Other Income and Expense		**(172,540)**
Net Income/(Loss)	$	**(651,246)**


See Notes to the Financial Statements

F - 5


WOOFY INC
Statement of Stockholders' Equity
January - December 2022
(Unaudited)

	Shares	Value	Shares	Value	Additional Paid in Capital	Additional Paid in Capital SAFEs	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance - December 31, 2021	79,500	$ 8	900,000	$ 90	$ 422,864	$ 564,244	$ (17,450)	$ (2,048,003)	$ (1,078,247)
Issuance of treasury stock	-	-	-	-	-	-	-	-	-
Issuance of SAFEs	-	-	-	-	-	-	-	-	-
SAFEs receivable	-	-	-	-	-	-	-	-	-
Capital contribution	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	(651,246)	(651,246)
Balance - December 31, 2022	79,500	$ 8	900,000	$ 90	$ 422,864	$ 564,244	$ (17,450)	$ (2,699,249)	$ (1,729,493)

WOOFY INC.
Statement of Cash Flows
January - December 2022
(Unaudited)

OPERATING ACTIVITIES		
Net Income	$	(651,246)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization		54,113
Accounts payable		45,519
Credit cards payable		31,884
Deferred revenue		(45,312)
Accrued interest		56,080
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		142,284
Net cash provided by operating activities		(508,962)
INVESTING ACTIVITIES		
Web Development Consultants		(178,427)
Net cash provided by investing activities		(178,427)
FINANCING ACTIVITIES		
Convertible Notes		694,842
Notes payable		19,890
Net cash provided by financing activities		714,732
Net cash increase for period		27,343
Cash at beginning of period		24,171
Cash at end of period	$	51,514

NOTE 1 - NATURE OF OPERATIONS

WOOFY INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on September 28, 2016 ("Inception") in the State of Delaware. The Company offers social media marketing on a subscription basis.

Since Inception, the Company has relied on funds received from its founders, the issuance of SAFE notes, and the issuance of convertible notes to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, the issuance of convertible notes, and the issuance of Simple Agreements for Future Equity ("SAFEs") (see Note 6), and funds from revenue producing activities. If the Company cannot secure additional short-term capital or continue to generate revenue from operating activities the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022, the Company had $51,514 in cash and cash equivalents.

Fixed Assets

Fixed assets are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022, the Company has $0 in fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Income Taxes (continued)

There is no income tax provision for the Company for the year ending December 31, 2022, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company on December 31, 2022. The Company is taxed as a "C" corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling marketing subscriptions. The Company's payments are generally collected upfront. For the year ending December 31, 2022, the Company recognized $455,431 in revenue.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivables are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2022, the Company had no accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

Recent Accounting Pronouncements (continued)

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its corporate income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – CONVERTIBLE NOTES

Prior to 2021, the Company issued $733,346 of 6% unsecured convertible notes automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The notes will have a conversion price lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation ranging from $3,000,000 to $9,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and notes.

In 2022, the Company issued $694,842 of 6% unsecured convertible notes automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The notes will have a conversion price lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money of $9,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and notes.

As of December 31, 2022, the notes have not yet been converted.

NOTE 5 – LOANS

In October 2020, the Company was loaned $25,000 with a 6% interest rate. Per the agreement, if the principal and interest have not been repaid within four months the rate could increase to the default rate of 12% depending on the lenders decision. In November 2022, the lender extended another loan of $10,000 with a 6% interest rate. As of December 31, 2022, the full principal is outstanding.

NOTE 5 – LOANS (continued)

In 2021, the Company entered into a line of credit agreement with Clearco whereas the company has provided credit up to $79,000. The agreement specifies that the Company is to use the line of credit on marketing related activities. As of December 31, 2022, the remaining principal balance on the credit line is $9,155.

In October 2021, the company was loaned $25,000 from Paypal with a fixed fee of $4,971. The loan was refinanced in September 2022 for a principal amount of $59,400 with a fixed fee of $7,240. The new loan requires weekly payments of $1,281 for 52 weeks. As of December 31, 2022, the remaining principal balance of the loan is $43,643.

In 2021, the Company entered into a revenue share agreement with Stripe Capital whereas the company will receive loan advances from Stripe and is to be repaid based on a percentage of daily sales. The repayment rate stated for the loans is 33.30% and will be automatically drawn from the Company's Stripe account in real time based on sales made. The loans carry a fixed fee of 13% of the loan balance. As of December 31, 2022, the company has an outstanding balance of $30,915.

In January 2022, the Company was loaned $10,250 with an interest rate of 10%. It requires monthly payments of $335 for thirty-six months. As of December 31, 2022, the remaining principal balance of the loan is $6,926.

NOTE 6 – STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

Common Stock consists of Class A Common Stock, par value $0.0001 per share, and Class E Common Stock, par value $0.0001 per share. The Company has the authority to issue 1,600,000 shares of Class A Common Stock, and 900,000 shares of Class E Common Stock. As of December 31, 2022, the Company had issued 900,000 shares of Class E stock. As of December 31, 2022, the Company had issued 87,500 shares of Class A stock.

Preferred Stock

The Company has the authority to issue 500,000 shares of undesignated preferred stock, par value $0.0001 per share, but has not issued any shares.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued Simple Agreement for future Equity ("SAFEs") totaling $564,244. Upon an Equity Financing the Company shall notify Investor of the closing and the Investor has an option to continue the term of the SAFE or convert the SAFE to a number of shares of the CF Shadow Series of Capital stock (whether Preferred Stock or another cases issued by the Company). The conversion price is the lesser of 85% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $9,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interest reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. As of December 31, 2022, the SAFEs have not been converted.

NOTE 7 – EQUITY-BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 143,100 shares of Class A common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2022, the Company issued no shares of Class A common stock under the stock compensation plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries.

The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the years ending December 31, 2022. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.